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Stephanie Botelho · 3rd

Producer at Blue Shrimp Films

Greater Los Angeles Area · 19 connections · Contact info

Blue Shrimp Films

California State University, Northridge

Experience

Producer
Blue Shrimp Films
Jun 2019 – Present · 7 mos
Los Angeles, California

Creative Intern
No Trace Camping
Jan 2019 – May 2019 · 5 mos
Greater Los Angeles Area

Education

California State University, Northridge
2015 – 2019

Skills & Endorsements

Microsoft Office

Customer Service

Management

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Accomplishments

2 **Honors & Awards**
Best Female Student Director • Best Women Short Film

1 **Language**
Portuguese

Interests

 **California State University, North...**
210,844 followers

Blue Shrimp Films
3 followers